SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number)

Thomas J. Mullin, Esq.

Executive Vice President and

General Counsel

Constellation Brands, Inc.

370 Woodcliff Drive

Suite 300

Fairport, New York 11450

(585) 218-3650

With a copy to:

Richard F. Langan, Jr., Esq.

Nixon Peabody LLP

437 Madison Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Constellation Brands, Inc. 16-0716709
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 5,556,103 9. Sole Dispositive Power 0 10. Shared Dispositive Power 5,556,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,556,103
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 46%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 157639105	Page 3 of 8

This statement constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Constellation Brands, Inc., a Delaware corporation (“Constellation”) on May 17, 2004 (the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”). Capitalized terms not otherwise defined herein shall have the respective meaning ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 8, 2004, Constellation and the Issuer entered into a Confidentiality Agreement (the “Confidentiality Agreement”) wherein Constellation and the Issuer agreed to make available to the other party certain information, including certain information regarding the disclosing party, in connection with the consideration of a possible negotiated transaction between the Issuer and a corporation to be formed by DBR. A copy of the Confidentiality Agreement is annexed hereto as Exhibit 5 and incorporated herein by reference. It is recommended that the Confidentiality Agreement be read in its entirety for a full understanding of the terms and conditions contained therein.

Pursuant and subject to the terms of the Confidentiality Agreement, Constellation agreed that, for a period beginning on the date of the Confidential Agreement and ending at the close of business on July 8, 2007, unless Constellation shall have been specifically invited in writing by the board of directors of the Issuer, neither Constellation nor any of its affiliates or Representatives (as defined in the

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Confidentiality Agreement) on behalf of Constellation will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets (other than non-material assets or any single vineyard, winery or brand of the Issuer or any other asset of the Issuer generally offered for sale to the public) of the Issuer; (ii) any tender or exchange offer, merger, consolidation or other business combination involving the Issuer; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any material portion of the Issuer’s business; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Issuer; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the securities of the Issuer (except for the group disclosed in the Schedule 13D ); (c) otherwise act, alone or in concert with others (other than through deemed participation in a “group” described in (b) above), to seek to control or influence the management, board of directors (or any committee thereof) or policies of the Issuer or propose any matter for submission to a vote of shareholders of the Issuer; (d) take any action which to the knowledge of Constellation requires the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing or advise, assist, encourage, finance or seek to persuade others to take any action with respect to the foregoing, except as disclosed in the Schedule 13D or otherwise in connection with DBR, Constellation and/or its or their respective affiliates or Representatives.

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In addition, for the period beginning on the date of the Confidentiality Agreement and ending at the close of business on July 8, 2007, the Issuer has agreed that it will not disclose any non-public information relating to its business to any person that is known by the Issuer to be considering making, or has made, an Acquisition Proposal and that owns less than five percent of the Issuer’s outstanding common stock (such person being a “Third Party”), unless such Third Party has executed an agreement (a “Third Party Agreement”) with the Issuer containing standstill provisions which are no less favorable to the Issuer than the standstill provisions contained in the Confidentiality Agreement (the “Standstill”); provided that the Issuer may enter into a Third Party Agreement containing standstill provisions that are less favorable to the Issuer in the aggregate than the Standstill if the Issuer notifies Constellation of the terms of such standstill provisions as soon as reasonably practicable after the execution of such Third Party Agreement, in which case the Standstill as it applies to Constellation shall be automatically amended to be substantially similar to the standstill provisions contained in such Third Party Agreement (provided that the length of the Standstill in the Confidentiality Agreement shall commence from the date of the Confidentiality Agreement, not the date of the Third Party Agreement). For purposes of the Confidentiality Agreement, “Acquisition Proposal” means any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 50% or more of the consolidated assets of the Issuer and its subsidiaries or over 50% of any class of equity or voting securities of the Issuer or any of its subsidiaries whose assets,

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individually or in the aggregate, constitute more than 50% of the consolidated assets of the Issuer, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 50% or more of any class of equity or voting securities of the Issuer or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 50% of the consolidated assets of the Issuer or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 50% of the consolidated assets of the Issuer.

Both Constellation and the Issuer also agreed that, for a period of three years after the date of the Confidentiality Agreement, neither party nor any of such party’s affiliates will, directly or indirectly, solicit to employ any of the officers or key employees of the other party so long as they are employed by the other party, without obtaining the prior written consent of the other party.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

5	Confidentiality Agreement dated July 8, 2004 between Constellation and Issuer

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Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2004

CONSTELLATION BRANDS, INC.

By:	/s/ Robert Sands
Name:	Robert Sands
Title:	President and Chief Operating Officer

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EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
5	Confidentiality Agreement dated July 8, 2004 between Constellation and Issuer	Filed herewith